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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                           (Name of Subject Company)

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                      (Name of Person(s) Filing Statement)

                     INCOME UNITS AND GROWTH/SHELTER UNITS
                        OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)
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                                 DAVID K. RONCK
                          UNIVERSITY ADVISORY COMPANY
                          2001 ROSS AVENUE, SUITE 4600
                              DALLAS, TEXAS  75201
                                 (214) 740-2200

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                 with copy to:

                             SALLY SCHREIBER, ESQ.
                      MUNSCH HARDT KOPF HARR & DINAN, P.C.
                              4000 FOUNTAIN PLACE
                                1445 ROSS AVENUE
                            DALLAS, TEXAS 75202-2790
                                 (214) 855-7598
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ITEM 1.   SECURITY AND SUBJECT COMPANY

     This Schedule relates to Income Units of limited partnership interest ("Income Units") and Growth/Shelter Units of limited partnership interest ("G/S Units" and, together with the Income Units, the "Units") in University Real Estate Partnership V, a California limited partnership (the "Issuer"), which is the subject company. The address of the Issuer's principal executive offices is 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

ITEM 2.   TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") made by UREPV Acquisition, L.P. (the "Purchaser") to purchase up to twelve thousand (12,000) Income Units for cash at a price equal to $60.00 per unit and up to twelve thousand (12,000) G/S Units for cash at a price equal to $2.00 per unit. The address of the Purchaser's principal executive offices is 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

ITEM 3.   IDENTITY AND BACKGROUND

     (a) This Statement is being filed by the Issuer, acting through University Advisory Company ("UAC"), which is the General Partner of the Issuer. The address of the principal executive offices of the Issuer is 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

     (b) Except as provided below, to the best knowledge of UAC, there are no material contracts, agreements, arrangements, understandings, or actual or potential conflicts of interest between the Issuer and: (1) its executive officers, directors or affiliates, including UAC; or (2) the Purchaser, their executive officers, directors, or affiliates.

     The Purchaser and UAC are both affiliates of and controlled by OS General Partner Company, a Texas corporation ("OSGP"), and are considered affiliated with each other and the Partnership. As a result, UAC has a number conflicts of interest in evaluating the Offer, including the following:

     UAC has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with the Purchaser.

     The Offer.  The Purchaser is making the Offer with a view to making a
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profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the holders of Units to sell their Units at a high price.

     Transactions Between the Issuer and Affiliates of the Purchaser.  The
     ---------------------------------------------------------------
Agreement of Limited Partnership dated August 12, 1997 (the "Partnership Agreement"), which governs the internal affairs of the Issuer, sets forth, among other things, the duties, obligations, and powers of UAC as General Partner of the Issuer, as well as the ability of the Limited Partners of the Issuer to remove UAC as General Partner. The Partnership Agreement describes, at Section 6, the terms of compensation payable to UAC, as General Partner of the Issuer, for various functions including (i) a property management fee of up to 5% of the gross rents from tenants at and from other income from the Issuer's real properties, (ii) a general partner's interest fee including a fee of 8% of distributions from Operational Cash Flow, a fee of 1% of distributions by the Issuer from certain other sources, and up to an additional 11% of certain distributions from other sources made after payments made to the Limited Partners of the Issuer, (iii) an investment advisory fee of 9% of the gross proceeds on the sale of Units, (iv) an acquisition fee of 9% of the proceeds of certain Units sold in connection

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with the acquisition by the Issuer of real property, and (v) a subordinated real estate commission of up to 9% of the gross proceeds from the sale of certain real properties sold by the Issuer. The Partnership Agreement further provides that UAC, as General Partner of the Issuer, may employ persons in the operation and management of the Issuer's business or assets, including but not limited to supervisory managing agents, contractors, engineers, appraisers, brokers and suppliers on such terms and for such compensation as UAC shall determine. Pursuant to these provisions, the Issuer reimbursed UAC and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Issuer during 1996 and 1995 in the amounts of $236,246 and $243,219, respectively, and has reimbursed them in the amount of $130,759.23 during the nine-month period ended September 30, 1997. To the extent the Offer is successful, given the affiliation between the Purchaser and UAC, it is less likely that without the consent of UAC, the Issuer's assets would be sold or the Issuer liquidated, which would result in a decrease or elimination of the fees paid to the General Partner or its affiliates, or both.

     Under the Partnership Agreement, UAC, as General Partner of the Issuer, holds an interest in the Issuer and is entitled to participate in certain cash distributions made by the Issuer to its partners. Cash distributions from the Issuer have been suspended since 1991 and, as such, UAC has not received any cash distributions with respect to its interests.

     Voting by the Purchaser. Under the Partnership Agreement, Limited Partners
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of the Partnership holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and, in certain circumstances, election of new or successor general partners; dissolution of the Issuer; the sale of all or substantially all of the assets of
the Issuer; and most types of amendments to the Partnership Agreement.   Under
the terms of the Offer, the Purchaser is granted the right to vote each Unit purchased in the Offer. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Issuer. This could (i) prevent non-tendering Limited Partners from taking action they desire but that UAC, as General Partner of the Issuer, and UREPV Acquisition, L.P., as limited partner, oppose and (ii) enable the Issuer to take action desired by UAC, as General Partner of the Issuer, but opposed by non-tendering Limited Partners. When voting on these matters, the Purchaser will vote its Units in whatever manner it deems to be in its best interests, which, because of the Purchaser's relationship with UAC, also may be in the interest of UAC but may not be in the interest of other Limited Partners.

     Financing Arrangements.  The Purchaser expects to pay for the Units it
     ----------------------
purchases pursuant to the Offer with funds loaned to it by a lender. In addition, it is possible that in connection with its future financing activities, the Purchaser may pledge the Units as collateral for other loans, or otherwise agree to terms that provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, UAC, as the General Partner of the Issuer, may experience a conflict of interest in seeking to reconcile the best interests of the Issuer with the need of its affiliates for cash flow from the Issuer's activities.

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ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     As a result of the conflicts of interest that arise from the affiliation of the Purchaser and UAC, as General Partner of the Issuer, UAC has decided to remain neutral, and is not in a position to make any recommendation on behalf of the Issuer, with respect to the Offer.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Issuer has not retained, employed or compensated any person to make solicitations or recommendations to security holders with respect to the Offers described in this statement.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of UAC, no transactions in the Units have been effected during the past 60 days by the Issuer, by UAC, or by any executive officer, director, affiliate or subsidiary of the Issuer or UAC.

     (b) To the best knowledge of UAC, neither the Issuer nor UAC nor any of their respective executive officers, directors, affiliates, or subsidiaries presently intends to tender to the Purchaser any Units that are held of record or beneficially owned by such persons.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) To the best knowledge of UAC, the Issuer has not entered into negotiations in response to the Offer that would result in an extraordinary transaction, a purchase, sale or transfer of a material amount of assets of the Issuer, a tender offer for or other acquisitions of securities by or of the Issuer, or any material change in the present capitalization or dividend policy of the Issuer.

     (b) To the best knowledge of UAC, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to above in Item 7(a).

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     (a)  None.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     (a) Recommendation letter by the Issuer to security holders dated December 31, 1997.

     (b)  None.

     (c) The Agreement of Limited Partnership is incorporated by reference to Form 10 of the Registration Statement filed by the Issuer on January 6, 1978.

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                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



                    UNIVERSITY REAL ESTATE PARTNERSHIP V

                    By:  UNIVERSITY ADVISORY COMPANY, its general partner

                               By:  OS General Partner Company,
                                    its general partner


                               By:   /s/ DAVID K. RONCK
                                    _____________________________________
                                         David K. Ronck, Vice President
                                         Date:  December 31, 1997

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